ISSUED ON BEHALF OF RELX PLC

3 July 2023

TOTAL VOTING RIGHTS

As at 30 June 2023, RELX PLC’s capital consists of 1,936,569,129 ordinary shares of 14 51/116 pence each. RELX PLC holds 41,578,439 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,894,990,690 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.